SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Advanced Radio Telecom Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 per value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   00743U-10-1
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                                 (CUSIP number)

                                James C. Diracles
                               Charles C. Berquist
                               Best & Flanagan LLP
                              4000 U.S. Bank Place
                             601 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 341-9726
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 4, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]



                         (Continued on following pages)
                               Page 1 of 8 Pages

CUSIP NO. 00743U-10-1                  13D               PAGE 2 OF 8 PAGES
          -----------

--------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Commco, L.L.C.
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        SOURCE OF FUNDS
                  00
--------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
         6        CITIZEN OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
     NUMBER OF              1,540,329
      SHARES       -------------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
     OWNED BY               0
       EACH        -------------------------------------------------------------
     REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON WITH              1,540,329
                   -------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  1,540,329

--------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.76%
--------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON
                  OO
--------------------------------------------------------------------------------


                         (Continued on following pages)

CUSIP NO. 00743U-10-1                  13D               PAGE 3 OF 8 PAGES
          -----------

--------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Rosemarie A. Reardon
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
         6        CITIZEN OR PLACE OF ORGANIZATION
                  UNITED STATES

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
     NUMBER OF              1,553,629
      SHARES       -------------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
     OWNED BY               0
       EACH        -------------------------------------------------------------
     REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON WITH              1,553,629
                   -------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  1,553,629

--------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.81%
--------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------


                         (Continued on following pages)

                                                                    SCHEDULE 13D
                                                                   COMMCO, L.L.C
                                                            ROSEMARIE A. REARDON
                                                               PAGE 4 OF 8 PAGES

                          ADVANCED RADIO TELECOM CORP.
                             (CUSIP NO. 00743U-10-1)

ITEM 1.     SECURITY AND ISSUER

         This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Advanced Radio Telecom Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 108th Avenue, N.E., Suite 2600, Bellevue, Washington 98004.

         This Amendment is being filed to report a material decrease in the percentage of the Common Stock beneficially owned by the Reporting Persons, as defined below.

ITEM 2.     IDENTITY AND BACKGROUD

         (a) This statement is filed with respect to Commco, L.L.C., a Delaware limited liability company ("Commco"), and Rosemarie A. Reardon ("Reardon"). Each of Commco and Reardon are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." By virtue of her position as the controlling member of Commco, Reardon has the power to vote and dispose of the Common Stock held by Commco. Accordingly, the Reporting Persons are hereby filing a joint Amendment to Schedule 13D. This Amendment is being filed to report a material decrease in the percentage of the Common Stock beneficially owned by the Reporting Persons.

         Reardon is also the direct beneficial owner of 13,300 shares of Common Stock acquired by her by gift on May 30, 1997. Commco has no beneficial ownership of such shares.

         (b) The principal business address of each Reporting Person is 4513 Pin Oak Court, Sioux Falls, South Dakota 57103.

         (c) The principal business of Commco is telecommunications. Reardon is a business person and an individual investor who is the controlling member of Commco.

         (d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order enjoining future violations of, or prohibiting


                         (Continued on following pages)

                                                                    SCHEDULE 13D
                                                                   COMMCO, L.L.C
                                                            ROSEMARIE A. REARDON
                                                               PAGE 5 OF 8 PAGES

or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

         (f) Reardon is a United States citizen.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION

         This Amendment is being filed to report a material decrease in the percentage of the Common Stock beneficially owned by the Reporting Persons. Each Reporting Person acquired the shares of Common Stock for investment purposes. Although no Reporting Person presently has any plans or proposals to acquire additional securities of the Issuer in the future, each Reporting Person may acquire additional securities of the Issuer in the future. No Reporting Persons presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (l) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         (a) Commco currently beneficially owns 1,540,329 shares of the Issuer's Common Stock, representing approximately 5.76% of the currently outstanding shares of Common Stock. Such shares include warrants to purchase 54,191 shares of Common Stock held by Commco. Reardon may be deemed to beneficially own 1,540,329 shares of the Issuer's Common Stock, plus she is the direct beneficial owner of 13,300 shares, representing approximately 5.81% of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 26,707,000 shares currently outstanding, as reported by Nasdaq, plus 54,191 shares covered by warrants beneficially owned by the Reporting Persons.

         (b) By virtue of her position as the controlling member of Commco, Reardon has the sole power to vote and dispose of all 1,540,329 shares of Common Stock reported in this Schedule 13D. Such shares include warrants to purchase 54,191 shares of Common Stock. Reardon is also the direct beneficial owner of 13,300 shares of Common Stock acquired by her by gift on May 30, 1997. Commco has no beneficial ownership of such shares.


                         (Continued on following pages)

                                                                    SCHEDULE 13D
                                                                   COMMCO, L.L.C
                                                            ROSEMARIE A. REARDON
                                                               PAGE 6 OF 8 PAGES

         (c) During the past 60 days, Commco effected the following sales of the Common Stock:

-------------------------- ------------------------- --------------------------
TRADE DATE                 SELLING PRICE             NUMBER OF SHARES SOLD
-------------------------- ------------------------- --------------------------
1/29/99                    $  8.32180                   20,000
-------------------------- ------------------------- --------------------------
2/1/99                     $  8.38000                    1,700
-------------------------- ------------------------- --------------------------
2/1/99                     $  8.26110                   14,000
-------------------------- ------------------------- --------------------------
2/3/99                     $  8.26120                   30,000
-------------------------- ------------------------- --------------------------
2/4/99                     $  8.25260                   16,400
-------------------------- ------------------------- --------------------------
2/5/99                     $  8.16910                    3,400
-------------------------- ------------------------- --------------------------
2/9/99                     $  7.75000                    2,500
-------------------------- ------------------------- --------------------------
2/10/99                    $  7.00000                   13,200
-------------------------- ------------------------- --------------------------
2/11/99                    $  6.88000                    8,800
-------------------------- ------------------------- --------------------------
3/3/99                     $  8.1786                    14,000
-------------------------- ------------------------- --------------------------
3/4/99                     $  8.0962                   382,000
-------------------------- ------------------------- --------------------------
3/5/99                     $  8.1795                   585,000
-------------------------- ------------------------- --------------------------
3/8/99                     $  8.8333                   150,000
-------------------------- ------------------------- --------------------------
3/9/99                     $  8.7500                    45,348
-------------------------- ------------------------- --------------------------
3/10/99                    $  8.5000                     5,000
-------------------------- ------------------------- --------------------------

-------------------------- ------------------------- --------------------------
                              TOTAL                  1,291,348
-------------------------- ------------------------- --------------------------

All transactions were in normal brokers' transactions or with market makers on NASDAQ.

       (d)  Not applicable.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITES OF THE ISSUER.

            None.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            1.  Joint Filing Agreement.


                         (Continued on following pages)

                                                                    SCHEDULE 13D
                                                                   COMMCO, L.L.C
                                                            ROSEMARIE A. REARDON
                                                               PAGE 7 OF 8 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 11, 1999                    COMMCO, L.L.C.


                                         By:   /s/ Scott Reardon, President



                                         /s/ Rosemarie A. Reardon


                         (Continued on following pages)

                                                                    SCHEDULE 13D
                                                                  COMMCO, L.L.C.
                                                            ROSEMARIE A. REARDON
                                                               PAGE 8 OF 8 PAGES


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of Schedule 13D with respect to the common stock, per value $.001 per share, of Advanced Radio Telecom Corp., a Delaware corporation, and any further amendments thereto. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13D.

Dated:  March 11, 1999                   COMMCO, L.L.C.


                                         By:    /s/ Scott Reardon, President



                                         /s/ Rosemarie A. Reardon